THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

November 21, 2007

Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Everton Capital Corporation
Form SB-2 Registration Statement
File No. 333-138995

Dear Ms. Parker:

     In response to your letter of comments dated Aug. 3, 2007, please be advised as follows:

General

1. Financial Statements

     The financial statements for the quarter and year ended August 31, 2007 have been updated and a new auditor’s consent has been provided.

2. Prior Comment 2

     The terms of the prior initial public offerings of Adera Mines, Peloton Resources and Camden Mines, and the similarities of their offerings with the offering for Everton Capital Corporation have been disclosed in the Summary of Our Offering section of the prospectus. I have served as counsel for all four companies.

     In the Blank Check Issue subsection of the Business section, the descriptions of the activities of Adera Mines, Peloton Resources and Camden Mines have been edited to make it clear that their activities, rather than those of Everton Capital Corporation, are being discussed. The descriptions of the prior activities of Adera Mines and Peloton Resources have been made more succinct.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
RE:      Everton Capital Corporation
           Form SB-2 Registration Statement
           File No. 333-138995
November 21, 2007

     The information requested concerning Camden Mines has been provided in the Business section under the subcategory, Blank Check Issue.

     3. Prior Comment 4

     The prospectus has been revised to clearly address the activities of Adera Mines, Peloton Resources, and Camden Mines. These companies did execute their plans, but mineral reserves were not found. This prospectus had been updated to fully and clearly state that the risks these companies faced unsuccessfully are the same risks that Everton Capital Corporation will face. It is emphasized that the chances of finding reserves are known to be remote. Sections updated to fully disclose these risks include the Our Business subsection under the Summary of Our Offering, the Risk Factor section, most specifically, risk factor 16, and the Our Future Conduct subsection of the Business section.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

cc: Everton Capital Corporation